Filed by Voyager Acquisition Corp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Voyager Acquisition Corp
Commission File No.: 001-42211

Press Release

VERAXA Biotech and Voyager Acquisition Corp. Announce Filing of
Form F-4 Registration Statement with the SEC

ZURICH, SWITZERLAND, July 17, 2025 -- VERAXA Biotech AG (“VERAXA” or the “Company”), an emerging leader in designing novel cancer therapies, and Voyager Acquisition Corp., a Cayman Islands exempted company and special purpose acquisition company targeting the healthcare sector (NASDAQ:VACH, “Voyager” or the “SPAC”), announced today the filing of a registration statement on Form F-4 (the “Registration Statement”), which includes a preliminary proxy statement, with the U.S. Securities and Exchange Commission (“SEC”) in regards to the proposed Business Combination Agreement announced April 23, 2025.

“We are excited to share this pivotal milestone in VERAXA’s journey toward becoming a public company,” commented Christoph Antz, Ph.D., CEO and Co-Founder of VERAXA. “The filing of our Registration Statement marks a significant step forward in our path to accessing the public capital markets and vision of bringing the next generation of safe and highly effective cancer therapies to patients. We remain focused on executing the merger effectively with Voyager as we move forward together.”

While the Registration Statement has not been declared effective, and the information included within is not complete and subject to change, it contains key information about Voyager’s business and securities listing, VERAXA’s drug development pipeline, technology platform, licensing partnerships, intellectual property, and research and development program. It also includes the proposed Business Combination Agreement and the proposals to be considered by SPAC’s shareholders.

Transaction Overview

Under the terms of the Business Combination Agreement, VERAXA’s equity value contribution to the Business Combination will amount to approximately $1.3 billion. Accordingly, VERAXA’s shareholders will receive approximately 130 million ordinary shares of the combined company in exchange for their existing VERAXA shares. Existing VERAXA shareholders and management will not receive any cash proceeds as part of the transaction and will roll over 100% of their equity into the combined company.

Assuming a share price of $10.00 per share and no redemptions of Voyager’s shares by Voyager’s public shareholders, VERAXA (as a combined entity) is expected to have an implied pro forma equity value of approximately $1.64 billion at closing.

Upon the closing of the Business Combination, VERAXA anticipates access to approximately up to $253 million in cash held in trust by Voyager, prior to the payment of transaction costs of VERAXA and Voyager, and assuming no redemptions by Voyager’s public shareholders.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

The boards of directors of both Voyager and VERAXA unanimously approved the Business Combination. Voyager and VERAXA expect the Business Combination to close in the fourth quarter of 2025. The transaction is subject to approval of Voyager’s and VERAXA’s shareholders and the satisfaction of certain other customary closing conditions.

Additional information about the transaction will be provided in a Current Report on Form 8-K that will contain an investor presentation to be filed with the SEC and will be available at www.sec.gov. In addition, VERAXA will file other documents regarding the Business Combination with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that Voyager has filed or may file with the SEC in connection with the Business Combination.

Advisors

Anne Martina Group is acting as sole M&A advisor to VERAXA. Duane Morris LLP is acting as legal counsel to VERAXA. Winston & Strawn LLP is serving as legal counsel to Voyager. Cantor Fitzgerald is acting as Voyager’s capital markets advisor.

About VERAXA Biotech

At VERAXA, we are building a premier engine for the discovery and development of next-generation antibody-based therapeutics, including bispecific ADCs, bispecific T cell engagers and other innovative formats. Powered by a suite of transformative technologies and guided by rigorous quality-by-design principles, we are rapidly advancing our pipeline of ADCs and proprietary BiTAC formats into clinical development and beyond. VERAXA was founded on scientific breakthroughs made at the European Molecular Biology Laboratory, a world-renowned institution known for pioneering life science research and cutting-edge technology. For more information, please visit www.veraxa.com.

On April 22, 2025, VERAXA entered into a definitive business combination agreement (the “Business Combination Agreement”) with Voyager Acquisition Corp., a Cayman Islands exempted company and special purpose acquisition company targeting the healthcare sector (NASDAQ: VACH, “Voyager”). Upon closing of the Business Combination Agreement, VERAXA is expected to become a publicly traded company listed on NASDAQ.

About Voyager Acquisition Corp.

Voyager is a special purpose acquisition company with a bold mission: to revolutionize the healthcare sector through a merger, stock purchase, or business combination. Our team of experienced executives includes unparalleled expertise in investing, operations, and medical innovation, supported by a vast network of connections. With these strengths, we not only seek to drive success but commit to scaling companies to unprecedented heights in the healthcare industry. For more information, please visit https://www.voyageracq.com.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Participants In the Solicitation

Voyager, VERAXA, and their respective directors, executive officers, other members of management, and employees may be deemed participants in the solicitation of proxies from Voyager’s stockholders with respect to the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests in the Business Combination of Voyager’s directors and officers in Voyager’s filings with the SEC, including, when filed with the SEC, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, amendments and supplements thereto, and other documents filed with the SEC. Such information with respect to VERAXA’s directors and executive officers will also be included in the proxy statement/prospectus. You may obtain free copies of these documents as described below under the heading “Additional Information and Where to Find It”.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Voyager or VERAXA, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Forward-Looking Statements

This press release includes certain statements that may be considered forward-looking statements within the meaning of the federal securities laws. Forward-looking statements include, without limitation, statements about future events or Voyager’s or VERAXA’s future financial or operating performance. For example, statements regarding VERAXA’s anticipated growth and the anticipated growth and other metrics, statements regarding the benefits of the Business Combination, and the anticipated timing of the completion of the Business Combination are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue,” or the negatives of these terms or variations of them or similar terminology.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

These forward-looking statements regarding future events and the future results of Voyager and VERAXA are based on current expectations, estimates, forecasts, and projections about the industry in which VERAXA operates, as well as the beliefs and assumptions of Voyager’s management and VERAXA’s management. These forward-looking statements are only predictions and are subject to, without limitation, (i) known and unknown risks, including the risks and uncertainties indicated from time to time in the final prospectus of Voyager relating to its initial public offering filed with the SEC, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Voyager; (ii) uncertainties; (iii) assumptions; and (iv) other factors beyond Voyager’s or VERAXA’s control that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. They are neither statements of historical fact nor promises or guarantees of future performance. Therefore, VERAXA’s actual results may differ materially and adversely from those expressed or implied in any forward-looking statements and Voyager and VERAXA therefore caution against relying on any of these forward-looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Voyager and its management, VERAXA and its management, as the case may be, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond Voyager’s or VERAXA’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement and any subsequent definitive agreements with respect to the Business Combination; (ii) the outcome of any legal proceedings that may be instituted against Voyager, VERAXA, or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (iii) the inability to complete the Business Combination due to the failure to obtain consents and approvals of the shareholders of Voyager, to obtain financing to complete the Business Combination or to satisfy other conditions to closing, or delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the transactions contemplated by the Business Combination Agreement; (iv) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (v) projections, estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity and expectations, and the estimated implied enterprise value of VERAXA; (vi) VERAXA’s ability to scale and grow its business, and the advantages and expected growth of VERAXA; (vii) VERAXA’s ability to source and retain talent, the cash position of VERAXA following closing of the Business Combination; (viii) the ability to meet stock exchange listing standards in connection with, and following, the consummation of the Business Combination; (ix) the risk that the Business Combination disrupts current plans and operations of VERAXA as a result of the announcement and consummation of the Business Combination; (x) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of VERAXA to grow and manage growth profitably, maintain key relationships and retain its management and key employees; (xi) costs related to the Business Combination; (xii) changes in applicable laws, regulations, political and economic developments; (xiii) the possibility that VERAXA may be adversely affected by other economic, business and/or competitive factors; (xiv) VERAXA’s estimates of expenses and profitability; (xv) the failure to realize estimated shareholder redemptions, purchase price and other adjustments; and (xvi) other risks and uncertainties set forth in the filings by Voyager with the SEC. There may be additional risks that neither Voyager nor VERAXA presently know or that Voyager and VERAXA currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Any forward-looking statements made by or on behalf of Voyager or VERAXA speak only as of the date they are made. None of Voyager or VERAXA undertakes any obligation to update any forward-looking statements to reflect any changes in their respective expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Additional Information and Where to Find It

In connection with the Business Combination Agreement, Voyager and/or VERAXA intend to file relevant materials with the SEC, including the Registration Statement, which will include a proxy statement/prospectus of Voyager, and will file other documents regarding the proposed transaction with the SEC. This communication is not intended to be, and is not, a substitute for the proxy statement/prospectus or any other document that Voyager has filed or may file with the SEC in connection with the proposed transaction. When available, the definitive proxy statement and other relevant materials for the proposed transaction will be mailed or made available to stockholders of Voyager as of a record date to be established for voting on the proposed transaction.

Before making any voting or investment decision, investors and stockholders of Voyager are urged to carefully read, when they become available, the entire registration statement, the proxy statement/prospectus, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, and the documents incorporated by reference therein, because they will contain important information about Voyager, VERAXA, and the proposed transaction. Voyager’s investors and stockholders and other interested persons will also be able to obtain copies of the registration statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, other documents filed with the SEC that will be incorporated by reference therein, and all other relevant documents filed with the SEC by Voyager in connection with the Transaction, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to Voyager at the address set forth below.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg

Contact

VERAXA Biotech AG	Voyager Acquisition Corp.

Dr. Christoph Antz CEO Telephone: +49-6221-3521330 Email: antz@veraxa.com	Mr. Adeel Rouf Chief Executive Officer, and Director Email: adeel@voyageracq.com

For Media & Investors Mario Brkulj Valency Communications Telephone: +49 160 9352 9951 Email: mbrkulj@valencycomms.eu

BiTAC is a trademark of VERAXA Biotech AG.

VERAXA Biotech AG / Talacker 35 / CH-8001 Zürich

VERAXA Biotech GmbH / Im Neuenheimer Feld 584 / 69120 Heidelberg